UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ORIX KABUSHIKI KAISHA

(Exact Name of Registrant as Specified in Its Charter)

Japan	001-14856	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku Tokyo, Japan	105-6135
(Address of principal executive offices)	(Zip Code)

Benjamin Potter, Telephone: +81-3-3435-3144

(Name and telephone, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) under the Exchange Act for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

ITEM 1.01 Conflict Minerals Disclosure and Report

Introduction

This specialized disclosure report on Form SD for the reporting period from January 1 to December 31, 2019 (the “Reporting Period”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the United States Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). Conflict Minerals (“CMs”) are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten. The Rule applies to SEC registrants that manufacture or contract to manufacture products that contain CMs necessary to the products’ functionality or production. The following should be read in conjunction with the definitions contained in the SEC instructions to Form SD and related rules. As permitted under the SEC Division of Corporation Finance’s Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule, issued on the April 7, 2017, this Form SD does not address Item 1.01(c) of Form SD.

Company Overview

ORIX Kabushiki Kaisha (translated into English, ORIX Corporation) and its subsidiaries (collectively, “ORIX Group”) provide a broad range of primarily finance-related products and services to Japanese and international customers. ORIX Group operates in six business segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business. The Corporate Financial Services segment offers leasing and loans to small and medium-sized enterprises. The Maintenance Leasing segment consists of automobile and equipment leasing and rentals and car sharing businesses. The Real Estate segment is engaged in property development, rental and management, facilities management and real estate investment management. The Investment and Operation segment consists of environment and energy businesses, private equity investment and servicing, and concession businesses. The Retail segment offers life insurance, banking, and card loan services. The Overseas Business segment engages in financial services through overseas subsidiaries, business development and investment with business partners abroad, and aircraft and ship leasing businesses.

Based on an internal review and assessment of ORIX Group’s businesses and operations (covering more than 850 entities), ORIX Corporation identified three consolidated subsidiaries, Ubiteq, Inc. (“Ubiteq”), Koike Co., Ltd. (“Koike”) and Primagest, Inc. (“Primagest”, collectively with Ubiteq and Koike, the “Relevant Subsidiaries”), that manufactured or contracted to manufacture products for which CMs are necessary to their functionality or production during the Reporting Period.

As of December 31, 2019, ORIX Corporation owned 57.65% of the total number of outstanding shares of Ubiteq and had the power to appoint four out of Ubiteq’s seven directors, and for the Reporting Period, Ubiteq accounted for approximately 0.074% of ORIX Group’s total revenue. As of the same date, ORIX Corporation owned 95.83% of the total number of outstanding shares of Koike, and for the Reporting Period, Koike accounted for approximately 0.45% of ORIX Group’s total revenue. As of December 31, 2019, ORIX Corporation owned 100.00% of the total number of outstanding shares of Primagest, and for the Reporting Period, Primagest accounted for approximately 0.69% of ORIX Group’s total revenue.

Relevant Subsidiaries Overview

Ubiteq. Ubiteq is a Japanese public company listed on the JASDAQ Securities Exchange. Ubiteq provides a range of computer- and network-related products and solutions, including product planning, design and development, fabless production and sales, and maintenance. Ubiteq’s business is primarily composed of two segments: Electronic Equipment and Mobile and Ubiquitous Technology. The Electronic Equipment segment develops and produces imaging solutions, electronic system solutions, hardware circuit and software, assesses prototypes and assists with original equipment manufacturer production. The Mobile and Ubiquitous Technology segment develops and produces mobile technology solutions and communications infrastructures.

Ubiteq is a fabless production company that outsources production and raw material procurement to its suppliers. Based on an internal review and assessment, Ubiteq identified six products it contracted to manufacture during the Reporting Period that contained CMs: two types of magnetometers in financial terminals, one type of vehicle telematic device, one type of vehicle car sharing device, and two types of karaoke machine components (the “Ubiteq Covered Products”). The magnetometers in financial terminals contained gold, tantalum, tin and tungsten, the vehicle telematic device contained gold and tin, the vehicle car sharing device contained gold, tantalum, tin and tungsten and the karaoke machine component contained gold, tantalum and tin. In each case, the CMs are necessary to the functionality of the Ubiteq Covered Product. These products accounted for approximately 78.5% of Ubiteq’s total revenue for the Reporting Period.

Koike. Koike is a consolidated subsidiary of ORIX Corporation organized and operating in Japan. Koike manufactures and markets lithium tantalate surface acoustic wave (SAW) wafers, lithium niobate SAW wafers and quartz SAW wafers that are used as substrates for mobile communication equipment such as mobile phones.

Based on an internal review and assessment, Koike identified one type of product, lithium tantalate wafers, that it manufactured during the Reporting Period that contained CMs, specifically tantalum (the “Koike Covered Product”). Tantalum is necessary to the functionality of the Koike Covered Product. The Koike Covered Product accounted for approximately 37.2% of Koike’s total revenue for the Reporting Period.

Primagest. Primagest is a consolidated subsidiary of ORIX Corporation organized and operating in Japan. Primagest is primarily active in the image information solutions field, focusing on services such as document digitization, development of systems that utilize such information, and business process outsourcing. In addition, it also contracts the manufacture of imaging and sorting equipment.

Based on an internal review and assessment, Primagest identified three types of products it contracted to manufacture during the Reporting Period that contained CMs: reader-sorter systems, scanners and sorters (the “Primagest Covered Products”), each of which contained gold, tantalum, tin and tungsten. In each case, the CMs are necessary to the functionality of the Primagest Covered Product. These products accounted for approximately 4.3% of Primagest’s total revenue for the Reporting Period.

Description of Reasonable Country of Origin Inquiry Efforts

Ubiteq. During the Reporting Period, Ubiteq outsourced the sourcing, manufacturing and assembly of the Ubiteq Covered Products to three immediate suppliers. Ubiteq sought representations from all three immediate suppliers indicating the facilities from which the CMs were procured or processed. Ubiteq instructed its immediate suppliers to provide this information using the Conflict Minerals Reporting Template (“CMRT”) developed through the Responsible Minerals Initiative, an industry-wide initiative under the auspices of the Responsible Business Alliance and Global e-Sustainability Initiative. Ubiteq engaged with its immediate suppliers to confirm the data provided in the CMRTs. During this process, ORIX Corporation worked closely with Ubiteq to understand the scope and results of Ubiteq’s country of origin inquiry.

Ubiteq obtained completed CMRTs from all three immediate suppliers. The three immediate suppliers represented that 100% of gold, tantalum, tin and tungsten measured by number of components in the magnetometers in financial terminals, 97% of gold and tin measured by number of components in the vehicle telematic device, 98% of gold, tantalum, tin and tungsten measured by number of components in the vehicle car sharing device and 100% of gold, tantalum and tin measured by number of components in the karaoke machine components (in the aggregate, more than 99% of the CMs contained in all Ubiteq Covered Products) they sourced did not originate in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). In addition, each immediate supplier represented to Ubiteq that it is not aware of any circumstances that indicate that any CMs originated or may have originated in the Covered Countries.

Koike. During the Reporting Period, Koike sourced all of its tantalum used in its manufacture of the Koike Covered Product from three immediate smelter suppliers. Koike has confirmed that all three suppliers appear on lists maintained by the RBI’s Conflict-Free Smelter Program, an internationally accepted audit standards to determine smelters or refiners considered to be “DRC conflict-free.” Koike has also obtained and reviewed the policies of each of the three suppliers with respect to sourcing of CMs, which provide, in each case, to the effect that the supplier does not procure raw materials associated with conflicts in the Covered Countries, and that the supplier has implemented the due diligence framework issued by the Organisation for Economic Co-operation and Development in the procurement of raw materials from its sub-tier suppliers.

Primagest. During the Reporting Period, Primagest outsourced the sourcing, manufacturing and assembly of the Primagest Covered Products to 17 immediate suppliers. Primagest sought representations from all 17 immediate suppliers indicating the facilities from which the CMs were procured or processed. Primagest instructed its immediate suppliers to provide this information using the CMRT. Primagest received responses from approximately 70% of its immediate suppliers and engaged with them to confirm the data provided in the CMRTs. During this process, ORIX Corporation advised and worked closely with Primagest to determine the scope and understand the results of Primagest’s country of origin inquiry.

Reasonable Country of Origin Inquiry Conclusion

Based on ORIX Corporation’s internal review and assessment of the inquiries that the Relevant Subsidiaries made, the responses each of the Relevant Subsidiaries received and discussions with each Relevant Subsidiary, ORIX Corporation believes that the country of origin inquiry conducted by each Relevant Subsidiary was reasonably designed and undertaken in good faith to determine whether any of the CMs contained in the Ubiteq Covered Products, the Koike Covered Product or the Primagest Covered Products originated in the Covered Countries and whether or not the CMs originated from recycled or scrap sources. Based on this good faith, reasonable country of origin inquiry and the absence of any red flags, ORIX Corporation concluded that it has no reason to believe that the CMs contained in the Ubiteq Covered Products may have originated in the Covered Countries or that the CMs contained in the Koike Covered Product are not “DRC conflict-free.” However, based on responses received from Primagest’s immediate suppliers, ORIX Corporation has reason to believe that some CMs contained in the Primagest Covered Products may have originated in the Covered Countries and may not come from recycled or scrap sources.

Public Conflict Minerals Disclosure

A copy of this Form SD has been published on ORIX Corporation’s website at http://www.orix.co.jp/grp/en/ir/library/20f/.

ITEM 1.02 Exhibit

Not applicable.

Section 2 – Exhibits

ITEM 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORIX KABUSHIKI KAISHA

By:	/s/ Stan Koyanagi	DATE: May 29, 2020
Name:	Stan Koyanagi
Title:	Director & Managing Executive Officer